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Anna T. Pinedo
T: +1 212 506 2275
F: +1 212 849 5767
APinedo@mayerbrown.com

September 23, 2024 Via EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Industrial Applications and Services 100 F Street NE Washington, DC 20549 Attention: Tracey Houser Al Pavot
Re: InMode Ltd. Form 20-F for Fiscal Year Ended December 31, 2023 Filed February 13, 2024 Form 6-K Filed August 1, 2024 File No. 001-39016
Dear Ms. Houser and Mr. Pavot:

On behalf of our client, InMode Ltd. (the “Company”), we set forth below the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in your letter dated September 10, 2024 (the “Comment Letter”), regarding the Company’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023 (the “Form 20-F”) filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2024 and the Company’s Current Report on Form 6-K filed with the SEC on August 1, 2024 (the “Form 6-K”).

For ease of reference, the Staff’s comments have been repeated below in bold type, followed by the Company’s responses thereto.

Form 20-F for Fiscal Year Ended December 31, 2023

Item 5. Operating and Financial Review and Prospects
Operating Results
Revenues, page 71

1.             Given the material increase in 2023 revenue, please disclose the extent to which the increase was attributable to changes in sales volume or to changes in sales prices. See Item 5.A. of the form instructions.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England & Wales), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian law partnership).

Securities and Exchange Commission Tracey Houser and Al Pavot
September 23, 2024

The Company respectfully acknowledges the Staff’s comment and provides an example of the requested detailed disclosure below. The Company will provide similar detailed disclosures in its future filings with the SEC.

Revenues

For the years ended December 31, 2023 and 2022 we derived approximately $406.6 million, or 83% and $369.0 million, or 81%, respectively, of our total revenues from the sale of minimally invasive platforms, and we derived approximately $43.1 million, or 8% and $45.2 million, or 10%, respectively, of our total revenues from the sale of hands-free platforms and approximately $42.4 million, or 9% and $40.s1 million, or 9%, respectively, of our total revenues from the sale of non-invasive platforms. This resulted in the year ended December 31, 2023 in growth of approximately $37.6 million, or 10% and $2.3 million, or 6% in revenues from the sale of minimally invasive platforms and non-invasive platforms respectively, and a decrease of approximately $2.1 million, or 5% in hands-free platforms. The increase in the total revenue for the year ended December 31, 2023 as compared to the prior year was primarily generated by an increase in the volume of medical aesthetic products sold by the Company during the period as a result of increased patient and physician awareness and additional sales representatives. In the future, we expect that revenues from the sale of minimally invasive platforms and hands-free platforms will continue to be a major contributor to our revenues. The Company did not accrue a material increase in its revenues for the year ended December 31, 2023 due to changes in sales prices of its products.

Form 6-K Filed August 1, 2024
Exhibit 99.1

2.          We note your non-GAAP presentation of pro forma revenue, pro forma gross margins, pro forma net income, and pro forma earnings per diluted share for the purposes of reflecting the sale of pre-orders of new platforms that were not yet delivered and did not meet the requirements for recognition under ASC 606 for the first two quarters of fiscal year 2024. Please provide us with a comprehensive explanation about how you considered the guidance in Rule 100 of Regulation G.

The Company respectfully advises the Staff that it believes that the disclosed pro forma non-GAAP financial measures (i) provide investors with greater transparency of its view of economic performance and, when reviewed alongside the non-GAAP and GAAP operating results, allows investors to more effectively evaluate and compare the Company’s performance to that of its peers and (ii) do not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the presentation of the pro forma non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.  The main difference between the pro forma non-GAAP results and the non-GAAP results is the revenue amounts as disclosed in the Company’s presentation. The remaining differences are derived from cost of goods sold and sales and marketing expenses, as well as, the respective tax impact. The Company will include a detailed reconciliation for each of these financial measures in its next public filing with the SEC.

The Company also respectfully advises the Staff that during 2024 the Company received orders for new platforms that were not yet available and therefore were not delivered. The Company does not expect these circumstances to occur in future periods in such a magnitude. To date, the Company delivered most of the new platforms and it expects to deliver the remaining pre-orders by the end of the year. As such, the Company believed that showing the pro forma non-GAAP amounts for the quarters in 2024 would be helpful to a reader alongside the non-GAAP and GAAP results because it shows the expected impact that actual deliveries will have on the Company’s financial results. In the Company’s next two earnings releases, the Company expects to present lower results of pro forma non-GAAP compared to non-GAAP and GAAP as a result of the actual deliveries (i.e. reversing the pro forma non-GAAP impact). Following the completion of delivery of these new platforms the Company will not include further non-GAAP disclosure of pro forma revenue, pro forma gross margins, pro forma net income, and pro forma earnings per diluted share in its future public filings.

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If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned, Anna T. Pinedo at (212) 506-2275.

Sincerely,

/s/Anna T. Pinedo
Anna T. Pinedo

cc:      Yair Malca, Chief Financial Officer, InMode Ltd.
Brian Hirshberg, Esq., Mayer Brown LLP